UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2012
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and nine-month periods ended September 30, 2012, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	November 5, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2012

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2012

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	September 30, 2012	December 31, 2011
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$258,229	$221,133
Short-term investments	(8)	53,084	54,577
Accounts receivable, net of allowance for doubtful accounts of $4,787 and $4,315 in 2012 and 2011, respectively		220,984	230,770
Income taxes receivable		42,898	19,009
Inventories, net	(10)	143,173	132,236
Prepaid expenses and other current assets		55,721	59,055
Deferred income taxes		29,298	31,652
Total current assets		803,387	748,432
Long-term assets:
Property, plant and equipment, net		407,530	371,792
Goodwill	(11)	1,758,627	1,733,722
Intangible assets, net of accumulated amortization of $506,391 and $417,430 in 2012 and 2011, respectively	(11)	886,899	819,487
Deferred income taxes		46,765	26,866
Other assets		53,246	56,154
Total long-term assets		3,153,067	3,008,021
Total assets		$3,956,454	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	September 30, 2012	December 31, 2011
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(9)	$1,293	$1,617
Short-term loans	(9)	219,810	142,329
Accounts payable		56,091	59,848
Accrued and other liabilities (of which $10,329 and $7,383 due to related parties in 2012 and 2011, respectively)	(16)	188,166	213,769
Income taxes payable		38,203	31,211
Deferred income taxes		35,714	32,883
Total current liabilities		539,277	481,657
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2012 and 2011 due to related parties)	(9) (16)	445,421	446,005
Deferred income taxes		200,244	207,112
Other liabilities		59,726	63,881
Total long-term liabilities		705,391	716,998
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—236,372 and 234,221 shares in 2012 and 2011, respectively		2,768	2,739
Additional paid-in capital		1,713,479	1,673,733
Retained earnings		947,015	855,928
Accumulated other comprehensive income	(13)	38,861	15,904
Equity attributable to the owners of QIAGEN N.V.		2,702,123	2,548,304
Noncontrolling interest		9,663	9,494
Total equity		2,711,786	2,557,798
Total liabilities and equity		$3,956,454	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended
	September 30,
	2012	2011
	(unaudited)
Net sales	$304,289	$288,885
Cost of sales	105,132	101,353
Gross profit	199,157	187,532
Operating expenses:
Research and development	31,008	32,646
Sales and marketing	84,892	80,143
General and administrative, restructuring, integration and other	34,717	33,705
Acquisition-related intangible amortization	9,562	6,741
Total operating expenses	160,179	153,235
Income from operations	38,978	34,297
Other income (expense):
Interest income	587	2,335
Interest expense	(4,967)	(6,537)
Other (expense) income, net	(557)	12,910
Total other (expense) income	(4,937)	8,708
Income before provision for income taxes	34,041	43,005
Provision for income taxes	4,960	8,538
Net income	29,081	34,467
Net loss attributable to noncontrolling interest	(82)	(678)
Net income attributable to the owners of QIAGEN N.V.	$29,163	$35,145
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.15

Weighted-average shares outstanding
Basic	236,287	234,042
Diluted	242,098	238,227

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Nine months ended
	September 30,
	2012	2011
	(unaudited)
Net sales	$907,925	$835,327
Cost of sales	316,423	287,237
Gross profit	591,502	548,090
Operating expenses:
Research and development	90,265	97,822
Sales and marketing	252,541	225,013
General and administrative, restructuring, integration and other	100,592	86,916
Acquisition-related intangible amortization	27,215	19,141
Total operating expenses	470,613	428,892
Income from operations	120,889	119,198
Other income (expense):
Interest income	1,758	4,939
Interest expense	(15,122)	(19,481)
Other (expense) income, net	(920)	13,607
Total other expense	(14,284)	(935)
Income before provision for income taxes	106,605	118,263
Provision for income taxes	15,352	22,527
Net income	91,253	95,736
Net income (loss) attributable to noncontrolling interest	166	(678)
Net income attributable to the owners of QIAGEN N.V.	$91,087	$96,414
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.39	$0.41
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.38	$0.40

Weighted-average shares outstanding
Basic	235,630	233,748
Diluted	240,405	239,864

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Three Months Ended
		September 30,
	Note	2012	2011
		(unaudited)
Net income		$29,081	$34,467
Gains (losses) on cash flow hedges, before tax	(7)	(3,226)	11,456
Reclassification adjustments on cash flow hedges, before tax	(7)	3,313	(12,649)
Cash flow hedges, before tax		87	(1,193)
Foreign currency translation adjustments, before tax		29,268	(91,614)
Other comprehensive income (loss), before tax		29,355	(92,807)
Income tax relating to components of other comprehensive income (loss)		669	(1,435)
Total other comprehensive income (loss), after tax		30,024	(94,242)
Comprehensive income (loss)		59,105	(59,775)
Less: Comprehensive income (loss) attributable to noncontrolling interest		157	(670)
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$58,948	$(59,105)

		Nine Months Ended
		September 30,
	Note	2012	2011
		(unaudited)
Net income		$91,253	$95,736
Gains on cash flow hedges, before tax	(7)	315	532
Reclassification adjustments on cash flow hedges, before tax	(7)	335	894
Cash flow hedges, before tax		650	1,426
Foreign currency translation adjustments, before tax		21,986	(55,398)
Other comprehensive income (loss), before tax		22,636	(53,972)
Income tax relating to components of other comprehensive income (loss)		326	(1,619)
Total other comprehensive income (loss), after tax		22,962	(55,591)
Comprehensive income		114,215	40,145
Less: Comprehensive income (loss) attributable to noncontrolling interest		169	(670)
Comprehensive income attributable to the owners of QIAGEN N.V.		$114,046	$40,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share amounts)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	$2,548,304	$9,494	$2,557,798
Net income		—	—	—	91,087	—	91,087	166	91,253
Proceeds from subscription receivables		—	—	636	—	—	636	—	636
Unrealized gain, net on hedging contracts		—	—	—	—	220	220	—	220
Realized loss, net on hedging contracts		—	—	—	—	234	234	—	234
Translation adjustment, net	(13)	—	—	—	—	22,503	22,503	3	22,506
Issuance of common shares in connection with stock plan		2,151	29	15,808	—	—	15,837	—	15,837
Share-based compensation	(14)	—	—	18,944	—	—	18,944	—	18,944
Excess tax benefit of employee stock plans		—	—	4,358	—	—	4,358	—	4,358
BALANCE AT SEPTEMBER 30, 2012		236,372	$2,768	$1,713,479	$947,015	$38,861	$2,702,123	$9,663	$2,711,786

BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	$2,476,353	$—	$2,476,353
Acquisition of Ipsogen S.A.		—	—	—	—	—	—	42,438	42,438
Net income (loss)		—	—	—	96,414	—	96,414	(678)	95,736
Proceeds from subscription receivables		—	—	621	—	—	621	—	621
Unrealized gain, net on hedging contracts		—	—	—	—	347	347	—	347
Realized loss, net on hedging contracts		—	—	—	—	514	514	—	514
Translation adjustment, net		—	—	—	—	(56,460)	(56,460)	8	(56,452)
Issuance of common shares in connection with stock plan		1,003	14	8,416	—	—	8,430	—	8,430
Share-based compensation	(14)	—	—	14,321	—	—	14,321	—	14,321
Excess tax benefit of employee stock plans		—	—	2,215	—	—	2,215	—	2,215
BALANCE AT SEPTEMBER 30, 2011		234,118	$2,738	$1,674,558	$856,304	$9,155	$2,542,755	$41,768	$2,584,523

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine months ended
		September 30,
	Note	2012	2011
		(unaudited)
Cash flows from operating activities:
Net income		$91,253	$95,736
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		143,576	120,598
Share-based compensation expense	(14)	18,944	14,321
Excess tax benefits from share-based compensation		(4,358)	(2,215)
Deferred income taxes		(28,872)	(6,837)
Other non-cash adjustments		6,172	(9,648)
Net changes in operating assets and liabilities:
Accounts receivable		4,815	(8,146)
Inventories		(22,172)	(25,503)
Accounts payable		(4,915)	(8,034)
Accrued and other liabilities		(20,556)	(8,088)
Other		(8,921)	2,916
Net cash provided by operating activities		174,966	165,100
Cash flows from investing activities:
Purchases of property, plant and equipment		(67,931)	(56,482)
Proceeds from sale of equipment		1,020	2,308
Purchases of intangible assets		(17,556)	(15,882)
Purchases of investments		(7,085)	(19,888)
Cash paid for acquisitions, net of cash acquired		(131,997)	(432,598)
Proceeds from sale of investments in privately held company		—	604
Purchases of short-term investments		(4,609)	(161,054)
Proceeds from sales of short-term investments		5,438	179,362
Net cash used in investing activities		(222,720)	(503,630)
Cash flows from financing activities:
Net proceeds from short-term debt		68,821	—
Repayment of long-term debt		(97)	(119,471)
Principal payments on capital leases		(2,750)	(2,787)
Proceeds from long-term debt		—	44,000
Proceeds from subscription receivables		636	621
Excess tax benefits from share-based compensation		4,358	2,215
Proceeds from issuance of common shares		15,837	8,430
Other financing activities		(5,219)	263
Net cash provided by (used in) financing activities		81,586	(66,729)
Effect of exchange rate changes on cash and cash equivalents		3,264	(29,298)
Net increase (decrease) in cash and cash equivalents		37,096	(434,557)
Cash and cash equivalents, beginning of period		221,133	828,407
Cash and cash equivalents, end of period		$258,229	$393,850
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Description of the Business
QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies-consumable products such as sample and assay kits and automated instrumentation systems-empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

2.	Basis of Presentation and Recent Authoritative Pronouncements
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries which are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations for the periods ended September 30, 2012 include AmniSure’s operating results from May 3, 2012 through September 30, 2012.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization, our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2011 including the adoption of new standards and interpretations as of January 1, 2012.

Adoption of New Accounting Standards
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. The amendments are to be applied prospectively and are effective for public entities for interim and annual periods beginning after December 15, 2011. We adopted this guidance on January 1, 2012 without a material impact on our condensed consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)-Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We comply with the provisions of this amendment by using the two statement approach.

New Accounting Standards Not Yet Adopted

In July 2012, the FASB issued an amendment to the accounting standards related to the testing of indefinite-lived intangible assets, other than goodwill, for impairment. Similar to the guidance related to the testing of goodwill for impairment, an entity testing an indefinite-lived intangible asset for impairment has the option to perform a qualitative assessment before calculating the fair value of the asset. If, after assessing the totality of events and circumstances an entity determines that it is not more-likely-than-not that the indefinite-lived intangible asset is impaired, the entity would not be required to perform the quantitative impairment test. However, if the qualitative assessment indicates that it is more-likely-than-not that the fair value of the asset is less than its carrying amount, then the quantitative assessment must be performed. An entity is permitted to perform the qualitative assessment on none, some or all of its indefinite-lived intangible assets and may also bypass the qualitative assessment and begin with the quantitative assessment of indefinite-lived intangible assets for impairment. This amendment is effective for annual and interim impairment tests performed on or after January 1, 2013 and is not expected to have a material impact on our consolidated financial statements.

3.	Computation of Earnings per Share Attributable to the Owners of QIAGEN N.V.
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute net income per common share attributable to the owners of QIAGEN N.V.:

	Three months ended
	September 30,
(in thousands, except per share data)	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$29,163	$35,145

Weighted average number of common shares used to compute basic net income per common share	236,287	234,042
Dilutive effect of warrants	3,263	2,289
Dilutive effect of stock options and restricted stock units	2,548	1,896
Weighted average number of common shares used to compute diluted net income per common share	242,098	238,227
Outstanding options and awards having no dilutive effect, not included in above calculation	1,908	5,864
Outstanding warrants having no dilutive effect, not included in above calculation	23,204	24,178

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.15

	Nine months ended
	September 30,
(in thousands, except per share data)	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$91,087	$96,414

Weighted average number of common shares used to compute basic net income per common share	235,630	233,748
Dilutive effect of warrants	2,617	3,527
Dilutive effect of stock options and restricted stock units	2,158	2,589
Weighted average number of common shares used to compute diluted net income per common share	240,405	239,864
Outstanding options and awards having no dilutive effect, not included in above calculation	3,241	3,011
Outstanding warrants having no dilutive effect, not included in above calculation	23,850	22,940

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.39	$0.41
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.38	$0.40

4.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2012 Acquisitions
On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of certain assets and liabilities, including intangible assets acquired, deferred taxes and liabilities. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying condensed consolidated statements of income.
The preliminary purchase price allocation is as follows:

(in thousands)	AmniSure acquisition
Purchase price:
Cash consideration	$101,228
Fair value of contingent consideration	4,530
$105,758

Allocation:
Working capital	$5,311
Fixed and other long-term assets	262
Developed technology, licenses and know-how	28,961
Customer relationships	26,876
Tradenames	2,962
Goodwill	54,901
Deferred tax liability on fair value of identifiable intangible assets acquired	(13,455)
Liabilities assumed	(60)
$105,758

The weighted-average amortization period for the intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.
We acquired AmniSure in the second quarter of 2012. Since the acquisition date, the results of AmniSure are included in the consolidated results through September 30, 2012 and were not material. Acquisition-related costs for AmniSure for the period ended September 30, 2012 were not material. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.68% and 1.24%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2016, of which $4.5 million was accrued as of September 30, 2012.

During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. The total fair value of the contingent consideration for these other acquisitions of approximately $12.7 million has been recorded as purchase price. Under the purchase agreements, we could be required to make additional contingent cash payments totaling $13.3 million through 2016, of which $12.7 million was accrued as of September 30, 2012.

We made contingent purchase price payments totaling $6.3 million in the first nine months of 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

2011 Acquisitions
During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we paid a total of $57.4 million in cash for the initial 62.6% of the Ipsogen outstanding common shares. On the acquisition date the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding common shares an other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. In 2011, we paid an additional $29.8 million and now hold 89.3% of the Ipsogen shares on a fully diluted basis.
The final purchase price allocation for Ipsogen did not differ materially from the preliminary estimates other than the recognition of approximately $7.8 million of additional long-term deferred tax assets, $8.1 million of additional developed technology and $2.8 million of additional long-term deferred tax liability related to the developed technology and correspondingly, goodwill. These changes to the final purchase price allocation were not significant overall to the condensed consolidated financial statements. The final purchase price allocation is as follows:

(in thousands)	Ipsogen acquisition
Purchase price:
Cash consideration	$57,436
Fair value of noncontrolling interest	42,437
$99,873

Allocation:
Working capital	$14,042
Fixed and other long-term assets	10,229
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	39,939
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)
$99,873

The weighted-average amortization period for the intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.

On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to extend our DNA-based molecular franchise.
The final purchase price allocation for Cellestis did not differ materially from the preliminary estimates other than the recognition of approximately $6.2 million of additional customer relationships, $0.3 million of additional developed technology, $3.9 million decrease of long-term deferred tax liability and an additional $1.0 million of other opening balance sheet adjustments. The corresponding impact for these adjustments was a decrease to goodwill of $11.4 million. These changes to the final purchase price allocation were not significant overall to the consolidated financial statements. The final purchase price allocation for Cellestis is as follows:

(in thousands)	Cellestis acquisition
Purchase price:
Cash consideration	$372,452
$372,452

Allocation:
Working capital	$17,912
Fixed and other long-term assets	1,112
Developed technology, licenses and know-how	67,500
Customer relationships	48,800
Tradenames	12,000
Goodwill	259,439
Deferred tax liability on fair value of identifiable intangible assets acquired	(34,079)
Liabilities assumed	(232)
$372,452

The weighted-average amortization period for the intangible assets is 10 years and for licenses is 7 years. The goodwill acquired is not deductible for tax purposes.

5. Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In 2012, we recorded pretax charges of $22.0 million in general, administrative, restructuring and other. We expect to record additional restructuring charges in 2012 related to this program.

The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the condensed consolidated statements of income.

The following table summarizes the cash components of the restructuring costs. At September 30, 2012 and December 31, 2011, restructuring accruals of $3.2 million and $26.9 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	3,461	1,649	16,885	21,995
Payments	(19,582)	(863)	(22,875)	(43,320)
Release of excess accrual	(2,320)	—	—	(2,320)
Foreign currency translation adjustment	(16)	—	—	(16)
Balance at September 30, 2012	$771	$1,229	$1,248	$3,248

Included in other costs are costs associated with third-party service providers that are assisting the Company in executing the restructuring. We accrue for such costs as the services are provided.

6. Variable Interest Entities
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.
We also have 100% interests in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 9 below.

7. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of September 30, 2012 and December 31, 2011, all derivatives that qualify for hedge accounting are cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash flow hedges. During the next 12 months, we expect that approximately $0.3 million of derivative losses included in accumulated other comprehensive income, based on their valuation as of September 30, 2012, will be reclassified into income. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 9) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of September 30, 2012 and December 31, 2011, which mature in November 2012 and had fair market values included in accrued and other liabilities of $1.2 million and of $0.9 million in prepaid and other assets at September 30, 2012 and $1.7 million in accrued and other liabilities at December 31, 2011, in the accompanying condensed consolidated balance sheets.

Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2012, an aggregate notional value of approximately $137.1 million and fair value of $4.0 million included in accrued and other liabilities, respectively, and which expire at various dates through November 2012.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2012.
The transactions were entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements were recognized in other (expense) income, net.
Interest Rate Derivatives
We used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates until October 2011. The interest rate swaps effectively fixed the variable interest rates on a portion of our variable rate debt and qualified for hedge accounting as cash-flow hedges. There was no ineffectiveness related to these swaps, the last of which matured in October 2011.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2012 and December 31, 2011:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Derivative instruments designated as hedges
Foreign exchange contracts	$889	$658	$(1,211)	$(1,723)
Undesignated derivative instruments
Foreign exchange contracts	—	5,489	(4,000)	(769)
Total derivative instruments	$889	$6,147	$(5,211)	$(2,492)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for three- and nine-months ended September 30, 2012 and 2011:

Three months ended September 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$(3,226)	Other (expense) income, net	$3,313	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$(4,907)

Three months ended September 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$836	Interest expense	$—	n/a
Foreign exchange contracts	10,620	Other (expense) income, net	(12,649)	n/a
Total	$11,456		$(12,649)	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$29,135

Nine months ended September 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$315	Other (expense) income, net	$335	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$5,935

Nine months ended September 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$2,383	Interest expense	$—	n/a
Foreign exchange contracts	(1,851)	Other (expense) income, net	894	n/a
Total	$532		$894	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$2,148

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the condensed consolidated statements of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

8. Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly assess the fair value of the contingent consideration, and measurement period adjustments are reflected in goodwill and all other changes in the accrual are recognized in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and December 31, 2011:

	As of September 30, 2012				As of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$7,829	$45,255	$—	$53,084	$9,290	$45,287	$—	$54,577
Foreign exchange contracts	—	889	—	889	—	6,147	—	6,147
	$7,829	$46,144	$—	$53,973	$9,290	$51,434	$—	$60,724
Liabilities:
Foreign exchange contracts	$—	$5,211	$—	$5,211	$—	$2,492	$—	$2,492
Contingent consideration	—	—	24,751	24,751	—	—	38,646	38,646
	$—	$5,211	$24,751	$29,962	$—	$2,492	$38,646	$41,138

For liabilities with Level 3 inputs, the following table summarizes the activity for the nine months ended September 30, 2012:

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2011	$38,646
Additions	17,361
Payments	(5,219)
Change in estimate	(26,055)
Foreign currency translation adjustments	18
Ending balance at September 30, 2012	$24,751

The change estimate of $26.1 million includes $7.0 million for a change in fair value, of which $2.2 million is included in cost of sales and $4.8 million is included in research and development expense in the condensed consolidated statement of income, and $19.1 million which was recorded against goodwill as new information about facts and circumstances that existed at the acquisition date were discovered during the measurement period for the respective acquisitions that resulted in changes to the fair value of the contingent consideration as of the acquisition date.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three- and nine-month periods ended September 30, 2012 and 2011 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9. Debt

Our credit facilities available at September 30, 2012 total €436.6 million (approximately $564.6 million) of which €170.0 million (approximately $219.8 million) was utilized at September 30, 2012. As discussed in Note 17, in October 2012, we completed the private placement of $400.0 million of debt which bears interest at a weighted average interest rate of 3.66%. We used €170.0 million (approximately $220.0 million) to repay of the amounts outstanding under our revolving credit facility in full.
At September 30, 2012, total long-term debt was approximately $446.7 million, $1.3 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2012.
Total long-term debt consists of the following:

(in thousands)	September 30, 2012	December 31, 2011
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in December 2014	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.84% due in February 2024	145,000	145,000
R&D-related loan bearing interest at 3.50% due in 2013	1,293	2,103
Production-related loans bearing interest at an effective rates of 4.57% and 6.28% due in May and November 2015	421	519
Total long-term debt	446,714	447,622
Less current portion	1,293	1,617
Long-term portion	$445,421	$446,005

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at September 30, 2012 and December 31, 2011, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in December 2014. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the outstanding principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at September 30, 2012 was approximately $361.9 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at September 30, 2012 and December 31, 2011, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance originally matured in July 2011. The $145.0 million note, which was loaned under another agreement to another consolidated subsidiary, is payable to QIAGEN Finance with an effective interest rate of 1.84% and is due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of the principal amount, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. Since August 18, 2011, the 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option, at 100% of the outstanding principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the outstanding principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at September 30, 2012 was approximately $213.1 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

10. Inventories
The components of inventories consist of the following as of September 30, 2012 and December 31, 2011:

(in thousands)	September 30, 2012	December 31, 2011
Raw materials	$25,954	$26,645
Work in process	37,397	33,757
Finished goods	79,822	71,834
Total inventories	$143,173	$132,236

11. Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2012 and December 31, 2011:

	September 30, 2012		December 31, 2011
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$294,418	$(124,656)	$294,854	$(115,310)
Developed technology	690,621	(261,634)	605,847	(210,022)
Customer base and trademarks	408,251	(120,101)	336,216	(92,098)
	$1,393,290	$(506,391)	$1,236,917	$(417,430)
Unamortized Intangible Assets:
In-process research and development	$11,222		$—
Goodwill	$1,758,627		$1,733,722
	$1,769,849		$1,733,722

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2012 resulted primarily from acquisitions during the second quarter of 2012, changes in the purchase price allocations associated with 2011 acquisitions and foreign currency translation.

For the three- and nine-month periods ended September 30, 2012 amortization expense on intangible assets totaled approximately $34.1 million and $97.9 million, compared to $28.2 million and $80.6 million for the three- and nine-month periods ended September 30, 2011. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2013	$127,001
2014	$125,949
2015	$124,614
2016	$121,683
2017	$117,899
12. Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended September 30, 2012 and 2011, the effective tax rates were 14.6% and 20.0%, respectively. In the nine-month periods ended September 30, 2012 and 2011, the effective tax rates were 14.4% and 19.0%, respectively.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2012, our net unrecognized tax benefits totaled approximately $6.9 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2007.
As of September 30, 2012, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

13. Accumulated Other Comprehensive Income
The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2012 and December 31, 2011:

(in thousands)	September 30, 2012	December 31, 2011
Net unrealized loss on hedging contracts, net of tax	$(308)	$(762)
Net unrealized gain on pension, net of tax	115	115
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.4 million and $4.9 million in 2012 and 2011, respectively	5,848	7,369
Foreign currency translation adjustments	33,206	9,182
Accumulated other comprehensive income	$38,861	$15,904

14.	Share-Based Compensation
Stock Options
During the three- and nine-month periods ended September 30, 2012, we granted options to purchase 6,028 and 529,899 common shares, compared to 2,800 and 549,172 common shares for the three- and nine-month periods ended September 30, 2011.
The unrecognized share-based compensation expense related to employee stock option awards, including estimated forfeitures, was approximately $4.0 million, as of September 30, 2012.
Stock Awards
Stock-based awards consist of restricted stock units, which have time-based vesting, and performance stock units which have a performance hurdle in addition to the time vesting. During the three- and nine-month periods ended September 30, 2012, we granted 49,150 and 2.4 million stock awards, compared to 7,400 and 1.8 million stock awards for the three- and nine-month periods ended September 30, 2011.

At September 30, 2012, there was $75.2 million remaining in unrecognized compensation expense, including estimated forfeitures, related to these awards.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2012 and 2011 is comprised of the following:

	Three months ended
	September 30,
Compensation Expense (in thousands)	2012	2011
Cost of sales	$538	$425
Research and development	978	778
Sales and marketing	1,492	1,088
General and administrative, restructuring, integration and other	3,309	2,785
Share-based compensation expense before taxes	6,317	5,076
Less: income tax benefit	1,376	1,100
Net share-based compensation expense	$4,941	$3,976

	Nine months ended
	September 30,
Compensation Expense (in thousands)	2012	2011
Cost of sales	$1,751	$1,237
Research and development	3,115	2,249
Sales and marketing	4,575	3,124
General and administrative, restructuring, integration and other	9,503	7,711
Share-based compensation expense before taxes	18,944	14,321
Less: income tax benefit	4,232	3,083
Net share-based compensation expense	$14,712	$11,238

No compensation cost was capitalized in inventory in 2012 or 2011 as the amounts were not material.

15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $139.8 million based on the achievement of certain revenue and operating results milestones as follows: $22.8 million in 2012, $18.0 million in 2013, $23.3 million payable in 2014, $16.2 million in 2015, $17.4 million in 2016, and $42.1 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $139.8 million total contingent obligation, we have assessed the fair value at September 30, 2012 to be $24.7 million, where $12.8 million and $11.9 million are included in accrued and other liabilities and other long-term liabilities, respectively, as of September 30, 2012.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that can be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.1 million as of September 30, 2012 ($7.0 million as of December 31, 2011). In addition, we have recorded $6.0 million for preacquisition contingencies as a liability under accrued and other liabilities as of September 30, 2012 ($6.2 million as of December 31, 2011).

Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $4.3 million and $3.9 million as of September 30, 2012 and December 31, 2011, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of September 30, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

16. Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of September 30, 2012 and December 31, 2011, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.4 million and $4.4 million, respectively and amounts receivable from QIAGEN Finance of $1.1 million and $3.4 million. As of September 30, 2012 and December 31, 2011, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $8.9 million and $3.0 million, respectively, and amounts receivable from Euro Finance of $4.9 million and $1.6 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

17. Subsequent Event

On October 1, 2012, we launched a previously announced program under which we intend to purchase up to a total of $100 million of our common shares (excluding transaction costs). From October 1st to 18th, a total of 544,242 QIAGEN shares were repurchased on the Frankfurt Stock Exchange at a rounded volume-weighted average price of €14.27 (approximately €7.8 million, or $10.0 million, in total). Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2011.
Results of Operations
Overview
QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
QIAGEN is pursuing four strategic initiatives to drive growth and innovation. We are leveraging our leadership in Sample & Assay Technologies to (1) drive platform success, especially with the modular QIAsymphony automation platform; (2) add test content for use in all customer classes; (3) broaden our geographic presence, especially in emerging markets; and (4) grow efficiently and effectively.
We are on track to achieve our target of more than 750 cumulative placements of QIAsymphony platforms by year-end 2012. In July 2012 one of the modules in the QIAsymphony family, the Rotor-Gene Q MDx real-time PCR cycler, received U.S. regulatory approval for use with our KRAS companion diagnostic kit, following approval earlier in the year to run our influenza A/B test kits. Also in July, the QIAsymphony RGQ platform received validation from an independent food safety group, the AOAC Research Institute, to run our mericon® Salmonella spp. kit in an automated workflow from food sample to final result.
A landmark addition of test content was achieved in July 2012 when we received U.S. regulatory approval for our therascreen KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. This marked a milestone in our global expansion of our Personalized Healthcare franchise. The first FDA-approved therascreen companion diagnostic builds on success in Europe and Japan, where we already offer a range of Personalized Healthcare tests based on real-time PCR or Pyrosequencing.

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of September 30, 2012, we employed approximately 4,000 people in more than 35 locations worldwide.

We continue to expand geographically, particularly in top emerging markets. In China, we have embarked on multiple growth initiatives, including major instrument supply agreements. In September 2012 we launched a collaboration with a leading medical device company, Lepu Medical Technology (Beijing) Co., Ltd., to provide QIAGEN's ESEQuant Lateral Flow System for use in emergency rooms with Lepu's tests for cardiac markers that detect myocardial infarction (heart attack). Beginning with shipment of 750 ESEQuant systems, the agreement adds to our rapidly growing presence in Asia.

We continue to implement actions to grow more efficiently and effectively. Far-reaching organizational and leadership changes took effect on July 1, 2012, to improve capabilities and better address customer needs. Under a company-wide project launched in November 2011, operational improvements are continuing to focus R&D activities on high-growth areas in all customer classes, optimize capacity utilization at selected sites and capture savings from shared service functions and outsourcing.

Recent Acquisitions
We have made a number of recent strategic acquisitions, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In June 2012, we unveiled an initiative to enter the next-generation sequencing (NGS) market. The initiative aims to expand the uses of next-generation sequencing technologies from the current focus on life science research into areas such as clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. The solutions span a broad range of our consumable and automation solutions, as well as components accessed through partnerships or acquired, such as through the acquisition of Intelligent Bio-Systems, Inc. in early 2012. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. The new NGS platform is expected to launch in 2013.

•
In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio. AmniSure is expected to contribute approximately $12 million of sales to QIAGEN in 2012, but to be neutral to adjusted EPS as expansion investments are made.

•
In August 2011, we acquired Cellestis Ltd., an Australian company that develops and provides in vitro diagnostics and life science research products based on proprietary QuantiFERON® technology. In QuantiFERON®, we added a “pre-molecular” technology that is complementary to our DNA-based molecular testing franchise and allows detection of diseases much earlier than other diagnostic methods, such as PCR. Sales of the QuantiFERON® TB-Gold test for latent tuberculosis, which is approved in the U.S. and other markets, are growing as we integrate the test into our portfolio.

•
In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. The acquisition added valuable content to our Molecular Diagnostics portfolio and offers promise for potential partnerships with pharmaceutical companies. In October 2011, we initiated a public tender offer for the remaining shares of Ipsogen. By year-end 2011, we had acquired 89% of the shares. We intend to fully acquire Ipsogen through future public offers.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
We operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Three- and Nine-Month Periods Ended September 30, 2012 compared to Three- and Nine-Month Periods Ended September 30, 2011
Net Sales
In the third quarter of 2012, net sales increased by 5% to $304.3 million, from $288.9 million in the third quarter of 2011, driven by growth in all geographic regions and supported by contributions from all customer classes, particularly Molecular Diagnostics and Applied Testing. Third quarter 2012 sales include results from recent acquisitions - Cellestis (as of August 29, 2011), Ipsogen (as of July 12, 2011) and AmniSure (as of May 3, 2012) - which contributed approximately 6% growth to net sales in the quarter. Excluding these acquisitions, the rest of the QIAGEN portfolio declined 1%. Net sales were negatively affected by currency impact of 5% in the third quarter of 2012.
Net sales advanced 9% in the first nine months of 2012 compared to the same period of 2011, as the acquisitions of Cellestis, Ipsogen and AmniSure contributed eight percentage points to growth and the rest of the QIAGEN portfolio added one percentage point. Sales of consumables and related revenues as well as instruments benefited from the broad business improvement across all geographic regions and customer classes, particularly Molecular Diagnostics and Applied Testing. Currency movements had a negative impact of three percentage points on reported growth for the first nine months of 2012.

Geographic regions: The Asia-Pacific / Japan region (19% of net sales, +12% growth) led the performance in the third quarter of 2012 among geographic regions on contributions from Japan and China, particularly in Molecular Diagnostics. The Europe / Middle East / Africa region (31% of net sales, -3% growth) grew on expansion in Pharma and Molecular Diagnostics, driven by the QIAsymphony automation system as well as rapid growth in Personalized Healthcare. In the Americas (49% of net sales, +10% growth), Applied Testing gains and demand for the QuantiFERON latent TB test more than offset the expected decline in U.S. HPV (human papillomavirus) assay sales.
Product categories: In consumable and related revenues, which represented approximately 88% of net sales in the third quarter of 2012, we achieved a 6% increase as compared to the third quarter of 2011. Sales of instrumentation products, which represented approximately 12% of total sales in the 2012 third quarter, decreased by 2% as compared to the same period of the prior year. For the first nine months of 2012, consumables and related revenues represented 87% of net sales and grew 9% compared to the same period in 2011. For the first nine months of 2012, instrument sales rose 8% compared to the same period in 2011 and represented 13% of net sales.
Customer classes: In Molecular Diagnostics, which contributed approximately 49% of net sales, we achieved more than 11% growth in the third quarter of 2012 compared to the third quarter of 2011, both in consumables and in instruments, as recently introduced or acquired products more than offset an expected decline in sales of test kits for human papillomavirus (HPV). In Prevention, the QuantiFERON latent TB test (acquired with Cellestis in 2011) remained on track to deliver high double-digit growth in 2012 over year-ago results, driven by rapid expansion in the U.S. and Europe. Sales of products related to HPV testing for the first nine months of 2012 remained in line with expectations for a single-digit sales decline for the full year. QIAGEN is successfully managing its HPV leadership and market share in the U.S., where increasing volumes are being more than offset by pricing pressure tied to multi-year agreements. In the third quarter of 2012, global sales of HPV tests rose in the U.S. and other markets. Personalized Healthcare continued to grow at a strong double-digit pace on demand for companion diagnostic kits, in particular spurred by the U.S. launch of the therascreen KRAS biomarker test for use in colorectal cancer patients, which received FDA approval in July 2012. Revenues from co-development projects with pharmaceutical companies also rose in the third quarter of 2012 over the year-ago period. In Profiling, sales were higher for many products used in disease analysis. In Point of Need, the AmniSure assay - acquired in May 2012 as a novel test for premature rupture of fetal membranes in pregnant women - has accelerated growth during integration into QIAGEN's commercial operations. In the first nine months of 2012, net sales in Molecular Diagnostics grew 15% and represented 48% of net sales.
In Applied Testing, which contributed approximately 8% of net sales, we achieved 16% growth in the third quarter of 2012. Sales of consumables and instruments both grew at strong double-digit rates on increasing demand among customers in human identification / forensics, veterinary medicine and food safety, as well as for the QIAsymphony automation platform following the launch of new software in early 2012. In the first nine months of 2012, net sales in Applied Testing advanced 20% and grew to 8% of net sales.
In Pharma, which represented approximately 20% of net sales, we experienced a 1% decline in the third quarter of 2012 in part due restructuring activities at select pharmaceutical companies impacting the year-on-year comparison. In the first nine months of 2012, Pharma grew at a faster 3% pace and represented 20% of net sales.
In Academia, which contributed approximately 24% of net sales in the third quarter of 2012, we reported single-digit growth in the third quarter of 2012, as higher sales of consumables more than offset a modest decline in instruments. All regions provided growth contributions. U.S. and European market conditions remain challenging, driven by uncertainty about government funding in the U.S. and European austerity measures. Market conditions in these regions are expected to become more challenging in the fourth quarter of 2012 as budget restriction uncertainties will continue. In the first nine months of 2012, sales in Academia declined 1% and represented 25% of net sales.
Gross Profit
Gross profit was $199.2 million (65% of net sales) for the three-month period ended September 30, 2012, as compared to $187.5 million (65% of net sales) in the same period in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products. The gross margin on milestone payments from companion diagnostic co-development arrangements is significantly below the margin on product sales. In addition, the QuantiFERON TB product acquired with Cellestis in 2011 carries a lower gross margin. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $19.1 million in the third quarter of 2012, compared to $17.8 million in the 2011 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
Gross profit for the nine-month period ended September 30, 2012 was $591.5 million (65% of net sales) as compared to $548.1 million (66% of net sales) for the same period in 2011.

Research and Development
Research and development expenses decreased by 5% to $31.0 million (10% of net sales) in the third quarter of 2012, compared to $32.6 million (11% of net sales) in the same period of 2011. The decrease in research and development expense reflects a favorable currency impact of $2.5 million in the third quarter of 2012. Our business combinations, along with the acquisition of new technologies, will increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
For the nine-month period ended September 30, 2012, research and development expenses decreased by 8% to $90.3 million (10% of net sales), compared to $97.8 million (12% of net sales) for the same period in 2011. The decrease in research and development expense primarily reflects the lower costs following reprioritization of the project portfolio and optimization of use of internal and external resources.
Sales and Marketing
Sales and marketing expenses increased by 6% to $84.9 million (28% of net sales) in the third quarter of 2012 from $80.1 million (28% of net sales) in the same period of 2011. The increase in sales and marketing expenses reflects increases related to the acquisitions in 2012 partially offset by a $3.6 million favorable currency exchange impact in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
Sales and marketing expenses increased by 12% to $252.5 million (28% of net sales) for the nine-month period ended September 30, 2012, from $225.0 million (27% of net sales) for the same period in 2011.
General and Administrative, Restructuring, Integration and Other Costs
General and administrative, business integration, restructuring and related costs were $34.7 million (11% of net sales) in the third quarter of 2012 as compared to $33.7 million (12% of net sales) in the third quarter of 2011. The net increase is due primarily to $5.1 million in restructuring costs in 2012 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our 2011 acquisitions, partially offset by operational efficiencies. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, these costs were favorably impacted by $2.7 million in currency impact in 2012, compared to the same period of 2011. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2012.
During the nine-month period ended September 30, 2012, we recorded general and administrative, business integration, restructuring and related costs of $100.6 million (11% of net sales), compared to $86.9 million (10% of net sales) for the same period 2011.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
During the quarter ended September 30, 2012, the amortization expense on acquisition-related intangibles within operating expense increased to $9.6 million as a result of 2012 acquisitions, compared to $6.7 million the same period of 2011. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
During the nine-month period ended September 30, 2012, we recorded amortization expense on acquisition-related intangibles within operating expense of $27.2 million, compared to $19.1 million for the same period in 2011.
Other Income (Expense)
Total other expense was $4.9 million in the third quarter of 2012 and $14.3 million in the nine-month period ended September 30, 2012, as compared to total other income of $8.7 million and other expense of $0.9 million in the same periods of 2011, respectively. Total other expense in the third quarter of 2012 is primarily the result of losses on foreign currency transactions and interest expense. In the third quarter of 2011, total other income was primarily the result of gains on foreign currency transactions and interest income partially offset by interest expense.
Interest expense decreased to $5.0 million and $15.1 million in the three- and nine-month periods ended September 30, 2012, compared to $6.5 million and $19.5 million for the same periods of 2011. Interest costs primarily relate to long-term debt. The decrease in interest expense is primarily due to a lower outstanding debt balance following repayments in 2011. We expect interest expense to increase as a result of the $400.0 million of new senior unsecured notes issued in a U.S. private placement in October 2012.
For the three-month period ended September 30, 2012, interest income decreased to $0.6 million as compared to $2.3 million in the same period of 2011. For the nine months ended September 30, 2012, interest income decreased to $1.8 million from $4.9 million in the same period 2011. The decrease in interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three-month period ended September 30, 2012, losses on foreign currency transactions totaled $1.0 million as compared to gains of $13.4 million in 2011 which represent foreign currency fluctuations, net of hedging activities.
Provision for Income Taxes
In the third quarters of 2012 and 2011, our effective tax rates were 14.6% and 20.0%, respectively. For the nine-month periods ended September 30, 2012 and 2011, our effective tax rates were 14.4% and 19.0%, respectively. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The year-over-year decrease is a result of the tax planning strategies implemented in 2011 and early 2012.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2012 and December 31, 2011, we had cash and cash equivalents of $258.2 million and $221.1 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2012, cash and cash equivalents had increased by $37.1 million from December 31, 2011, primarily due to cash used in investing activities of $222.7 million partially offset by cash provided by operating activities of $175.0 million and financing activities of $81.6 million. As of September 30, 2012 and December 31, 2011, we had working capital of $264.1 million and $266.8 million, respectively.
Operating Activities. For the nine months ended September 30, 2012 and 2011, we generated net cash from operating activities of $175.0 million and $165.1 million, respectively. While net income was $91.3 million in the nine months ended September 30, 2012, non-cash components in income included $143.6 million of depreciation and amortization. Operating cash flows include a net decrease in working capital of $51.7 million, primarily due to payments made in connection with restructuring activities of $43.3 million, for which $26.9 million was accrued at December 31, 2011. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $222.7 million of cash was used in investing activities during the nine months ended September 30, 2012, compared to $503.6 million for the same period in 2011. Investing activities during the nine months ended September 30, 2012 consisted principally of cash paid for acquisitions, net of cash acquired, of $132.0 million which was primarily related to the AmniSure acquisition. Further, $67.9 million was paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as $17.6 million paid for intangible assets.
In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA facilities, respectively. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2014, with both projects being completed at an estimated total cost of approximately $94.0 million, of which $75.5 million was incurred as of September 30, 2012. We anticipate that we will be able to fund such expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $139.8 million based on the achievement of certain revenue and operating results milestones as follows: $22.8 million in 2012, $18.0 million in 2013, $23.3 million in 2014, $16.2 million in 2015, $17.4 million in 2016, and $42.1 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $139.8 million total contingent obligation we have assessed the fair value at September 30, 2012 to be $24.7 million, where approximately $12.8 million and $11.9 million are included in accrued and other liabilities and other long-term liabilities, respectively, as of September 30, 2012.
Financing Activities. Financing activities provided $81.6 million of cash for the nine months ended September 30, 2012, compared to cash used in financing activities of $66.7 million for the nine months ended September 30, 2011. Cash provided during the nine months ended September 30, 2012 was primarily related to proceeds from short-term borrowings of $68.9 million.

In December 31, 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €150.0 million (approximately $193.9 million) was utilized at September 30, 2012. The €400.0 million facility can be utilized in euros, U.K pounds or U.S. dollars and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euros, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling $47.4 million at variable interest rates, of which €20.0 million (approximately $25.9 million) was utilized as of September 30, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $20.8 million, and carry $446.7 million of long-term debt, of which $1.3 million is current as of September 30, 2012.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At September 30, 2012, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.84%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.97% and is due in December 2014. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
Our Supervisory Board and shareholders granted management the discretion to repurchase up to $100 million of our common shares (excluding transaction costs). In October 2012, we commenced the buyback and have repurchased 544,242 common shares at a total price of €7.8 million (approximately $10.0 million).
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing may be negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we cannot obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2011.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine-month periods ended September 30, 2012, were $1.0 million and $4.1 million net loss, respectively, as compared to $13.4 million and $11.8 million net gain, respectively, in the same periods of 2011 and are included in other (expense) income, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
We also make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2012.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 16 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2012 and December 31, 2011.

Contractual Obligations
There were no material changes at September 30, 2012 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011 other than the increase in the use and repayment of our credit facility and the private placement of $400.0 million of debt discussed in Note 9 and the additional contingent consideration associated with new acquisitions as discussed in Note 4.

Legal Proceedings
For information on legal proceedings, see Note 15 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceeding described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2011 Annual Report on Form 20-F for the year ended December 31, 2011. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.